Exhibit 99.1

Corporación América Airports S.A. Reports August 2024 Passenger Traffic

Total passenger traffic down 3.8% YoY, or 1.5% YoY ex-Natal

International passenger traffic up 5.8% YoY

Luxembourg, September 19, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 3.8% year-on-year (YoY) decrease in passenger traffic in August 2024. Excluding Natal for comparison purposes, total traffic in August decreased by 1.5% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Aug'24	Aug'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	3,590	4,108	-12.6%	26,589	30,012	-11.4%
International Passengers (thousands)	2,948	2,787	5.8%	20,412	18,661	9.4%
Transit Passengers (thousands)	668	596	12.1%	4,725	4,713	0.3%
Total Passengers (thousands)[1]	7,205	7,491	-3.8%	51,726	53,385	-3.1%
Cargo Volume (thousand tons)	32.6	31.0	5.1%	245.9	237.7	3.4%
Total Aircraft Movements (thousands)	72.8	77.0	-5.4%	540.8	568.0	-4.8%

1 Excluding Natal for comparison purposes, total passenger traffic was down 1.5% in August and 1.0% YTD.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic declined by 3.8% in August compared to the same month in 2023, or 1.5% when adjusting for the discontinuation of Natal airport. This represents a sequential improvement compared to the YoY decline of 4.2%, or 1.8% excluding Natal, reported in July. Domestic passenger traffic decreased by 12.6% YoY, or 8.9% when excluding Natal, primarily due to weaker YoY performance in Argentina. International traffic increased by 5.8%, mainly driven by growth in Argentina and positive YoY contributions from all countries except Armenia.

In Argentina, total passenger traffic declined 6.0% YoY, driven by weaker performance in domestic traffic, which was down by 10.4% YoY, improving from the 11.5% decline posted in July. Domestic traffic, which last year benefited from incentives provided by a government program called 'Previaje' to boost domestic tourism, continued to be impacted by the prevailing recession in the country. However, certain tourist destinations, such as Bariloche, Iguazú, and Mendoza, continued to perform well. International passenger traffic increased by 8.3% YoY. Aerolíneas Argentinas suspended its EZE-JFK route, while Copa and Avianca increased the frequency of some of their routes. Passenger traffic in August was also affected by strikes organized by the aeronautical union.

In Italy, passenger traffic grew by 6.6% compared to the same month in 2023. International passenger traffic, which accounted for over 80% of the total traffic, increased by 7.1% YoY, with strong performances at both Pisa and Florence airports. Domestic passenger traffic increased by 4.0% YoY, driven by a 6.2% increase at Pisa airport which was partially offset by a decline of 1.2% at Florence airport.

In Brazil, total passenger traffic decreased by 8.1% YoY, or increased by 4.3% YoY when adjusting for the discontinuation of Natal Airport, up from the 3.3% YoY increase reported in July. These results reflect an improvement in traffic trends despite the still challenging aviation context and aircraft constraints in the country, along with the positive impact of the temporary closure of Porto Alegre airport. Domestic traffic, which accounted for almost 60% of the total traffic, was down 23.4% YoY, or 7.9% when excluding Natal, while transit passengers were up 22.0% YoY. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery, increasing by a solid 13.4% YoY. In August, both SKY and LATAM Airlines announced they would resume their routes, Montevideo–Rio de Janeiro and Punta del Este–Santiago de Chile, respectively, for the summer season.

In Ecuador, passenger traffic decreased slightly by 0.8% YoY, showing a sequential improvement from the 5.1% decline recorded in July. International passenger traffic increased by 4.1% YoY, while domestic traffic decreased by 5.9% YoY, mainly due to the exit of the local airline Equair in October 2023 and high airfare prices.

In Armenia, passenger traffic decreased by 2.1% YoY, consistent with last month's performance and following a strong recovery in 2023, which benefited from the introduction of new airlines and routes, as well as an increase in flight frequencies. The introduction of new routes has continued into 2024.

Cargo Volume and Aircraft Movements

Cargo volume increased by 5.1% compared to the same month in 2023, with positive YoY contributions from Argentina (+3.8%), Uruguay (+8.4%), Armenia (+32.1%), Ecuador (+3.0%), and Italy (+8.4%), partially offset by a YoY decline in Brazil (-5.8%). Argentina, Brazil, and Armenia together accounted for 80% of the total volume in August.

Aircraft movements decreased by 5.4% YoY, with negative YoY contributions from Armenia (-10.1%), Brazil (-5.1%), Argentina (-7.4%) and Ecuador (-1.1%), which were partially offset by positive YoY variances in Uruguay (+1.5%) and Italy (+1.1%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in August.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Aug'24	Aug'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	3,584	3,815	-6.0%	27,226	28,325	-3.9%
Italy	1,001	939	6.6%	6,119	5,493	11.4%
Brazil (1)	1,366	1,487	-8.1%	10,166	11,392	-10.8%
Uruguay	179	158	13.4%	1,490	1,253	18.9%
Ecuador	442	445	-0.8%	3,149	3,276	-3.9%
Armenia	634	647	-2.1%	3,577	3,647	-1.9%
TOTAL	7,205	7,491	-3.8%	51,726	53,385	-3.1%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	16,585	15,973	3.8%	126,182	122,487	3.0%
Italy	815	751	8.4%	8,357	8,624	-3.1%
Brazil	5,537	5,878	-5.8%	41,984	42,987	-2.3%
Uruguay	2,730	2,519	8.4%	20,113	20,930	-3.9%
Ecuador	2,996	2,909	3.0%	25,361	21,740	16.7%
Armenia	3,888	2,944	32.1%	23,912	20,948	14.1%
TOTAL	32,551	30,974	5.1%	245,909	237,716	3.4%
Aircraft Movements
Argentina	38,006	41,025	-7.4%	291,646	304,943	-4.4%
Italy	8,563	8,466	1.1%	55,838	52,487	6.4%
Brazil	12,933	13,630	-5.1%	95,014	106,544	-10.8%
Uruguay	2,297	2,264	1.5%	21,118	20,995	0.6%
Ecuador	6,780	6,852	-1.1%	50,963	53,107	-4.0%
Armenia	4,244	4,721	-10.1%	26,265	29,948	-12.3%
TOTAL	72,823	76,958	-5.4%	540,844	568,024	-4.8%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716